Exhibit 99.1

This Policy was amended by the Board of Directors on May 26, 2022.
ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230
POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS
SUMMARY
1. GENERAL PRINCIPLES
1.1. Scope
1.2. Disclosure and Trading Committee
2. MATERIAL ACT, MATERIAL FACT, ANNOUNCEMENTS AND OTHER DISCLOSURES
2.1. Definition
2.2. Examples
2.3. Concrete cases
2.4. Announcement to the Market
2.5. Securities Trading Individual Form by the company itself, its controlled companies and associates
3. DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1. Duties and responsibilities of the Investor Relations Officer
3.2. Bound persons
3.3. Duties and responsibilities of Bound Persons
3.4. Duty of confidentiality (subitem 6.2)
3.5. Projection of results
4. PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A) Procedures for preparation
4.1. Participants
4.2. Standard for disclosure document
B) Procedures for disclosure
4.3. Recipients of the disclosure and bodies in charge
4.4. Simultaneous disclosure
4.5. Timing of disclosure
4.6. Suspension of trading
4.7. Case for non-disclosure of a material act or fact
4.7.1. Immediate disclosure
4.8. Rumors
4.9. Means and form of disclosure
4.10. Persons authorized to comment on the content of a material act or fact
5. DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMIANNUAL AND ANNUAL RESULTS
5.1. Information regarding results
5.2. Preliminary information or advance disclosure
6. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
6.1. Purpose
6.2. Duty of confidentiality
7. ADHERENCE TO THE POLICY
7.1 Form of adherence and body in charge

8. CONTROLLED COMPANIES
8.1. Policy for the disclosure of material acts or facts by publicly listed companies controlled by the Company
9. POLICY VIOLATIONS
9.1. Sanctions
9.2. Reporting of violations
1. GENERAL PRINCIPLES
Scope
1.1. This Policy for the Disclosure of Material Acts or Facts (“POLICY”) establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Resolution No. 44, dated August 23, 2021, with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in subitem 2.1., guaranteeing equity and transparency in such information to all interested parties, free of any privilege for some to the detriment of others.
Disclosure and Trading Committee
1.2. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the Company’s Securities Trading Policy:
a) to advise the Investor Relations Officer;
b) to review it, recommending applicable amendments to the Board of Directors;
c) to decide on any questions regarding the interpretation of its wording;
d) to take all necessary measures for the disclosure and dissemination thereof, including among the Company’s employees;
e) to analyze the content of any materials provided for meetings with investors and analysts (road shows), conference calls and public presentations containing information about the Company;
f) to assist the Investor Relations Officer in the investigation of and decision associated with cases of violation, bringing breaches before the Integrity and Ethics Committee and the Board of Directors, as applicable;
g) to analyze the content of replies to any official enquiries from regulatory and self-regulatory bodies; and
h) to propose solutions to the Investor Relations Officer in connection with cases of omission or exceptions.
2. MATERIAL ACT OR FACT
Definition
2.1. The term material will be applied to any decision of a controlling stockholder, any resolution taken by a general stockholders’ meeting or by any area of company management, or any other act or fact of a political and administrative, technical, business or economic and financial nature occurring in or related to the company’s business (“Material Information”), which may materially interfere with:
2.1.1. the price of securities issued by the Company or indexed to the same;
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2.1.2. the decision of investors to buy, sell or hold such securities; or
2.1.3. the decision of investors to exercise any of their rights as holders of securities issued by the Company or indexed to the same.
Examples
2.2. The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:
2.2.1. the celebration of any agreement or contract for altering the stockholding control of the company, even if the efficacy of such agreement or contract is conditional;
2.2.2. any change in the control of the Company, including by means of the signing of, amendment to or termination of a stockholders’ agreement;
2.2.3. the signing of, amendment to or termination of a stockholders’ agreement to which the Company is a party, directly or indirectly, or which has been registered in the Company’s records;
2.2.4. the entry or withdrawal of a stockholder that is party to an operational, financial, technological or administrative contract or arrangement with the Company;
2.2.5. authorization for the trading of the Company’s securities in any market, domestic or foreign;
2.2.6. a decision to de-list the company;
2.2.7. an incorporation, merger or spin-off involving the Company or any affiliated company(ies);
2.2.8. a change in the composition of the Company’s net worth;
2.2.9. the acquisition or divestment of a material investment;
2.2.10. the reorganization or winding-up of the Company;
2.2.11. a change in the accounting principles adopted by the Company;
2.2.12. a debt renegotiation;
2.2.13. the approval of a stock option plan;
2.2.14. a change in the rights and privileges of the securities issued by the Company;
2.2.15. stock split or reverse stock split or the payment of stock dividends;
2.2.16. the acquisition of Company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;
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2.2.17. the Company’s profits or losses, and the cash distribution of earnings;
2.2.18. the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;
2.2.19. the approval of, change in or cancellation of a project, or delays in the implementation of the same;
2.2.20. the initiation, resumption or suspension of the sale of a product or provision of a service;
2.2.21. the discovery of, change in or development of a technology or Company resources;
2.2.22. changes in the forecasts previously disclosed by the Company; and
2.2.23. application for or granting of extrajudicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the Company’s economic and financial situation.
Concrete cases
2.3. In addition to the examples described above, it is the duty of the management and the executive officers involved, of the Investor Relations Officer and, if necessary, the Company’s Disclosure and Trading Committee, to analyze concrete situations that may arise in the course of their operations, always taking into consideration their materiality, concreteness or strategic importance in order to verify if these situations represent material acts or facts or otherwise.
Announcement to the market
2.4. Should the Company deem it necessary to disclose information with characteristics other than those described in subitem 2.1, such disclosure may be made by means of an announcement to the market. Among others, examples of an announcement to the market are:
2.4.1. clarifications to requests for information from the Brazilian Securities and Exchange Commission - CVM and/or B3 - Brasil, Bolsa, Balcão;
2.4.2. disclosure of an acquisition or sale of a material stockholding interest pursuant to CVM Resolution No. 44;
2.4.3. public presentations to analysts and market agents;
2.4.4. conference call on the Company’s quarterly results; and
2.4.5. information that the Investor Relations Officer perceives as necessary or useful to disclose to the market despite not being required by the regulations.
Securities Trading Individual Form by the company itself, its controlled companies and associates
2.5. Monthly disclosure of the trading of own shares to the Treasury Department within the scope of the company’s Buyback Program through the Securities Trading Individual Form by the company itself, its controlled companies and associates (Article 11, paragraph 5, I - CVM Resolution No. 44/2021).
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3. DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
Duties and responsibilities of the Investor Relations Officer
3.1. It is the duty of the Investor Relations Officer to:
3.1.1. disclose and communicate to the markets and to the appropriate authorities (subitem 4.3., “a”) any material act or fact occurring in or related to the Company’s business;
3.1.2. ensure the widespread and immediate disclosure of any material act or fact;
3.1.3. disclose the material act or fact simultaneously in all markets where the Company’s securities are traded;
3.1.4. provide the appropriate authorities, when requested, with any additional information in connection with the material act or fact disclosed; and
3.1.5. in the event of situations as in the preceding subitem or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the Company or those indexed to the said securities, question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.
Bound persons
3.2. The following persons shall be deemed Bound Persons and subject to the POLICY:
a) direct or indirect controlling stockholders with exclusive or shared control, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the Company’s bylaws;
b) the members of the statutory bodies of companies (i) that directly or indirectly control the Company; and (ii) in which the Company is the sole direct or indirect controlling stockholder;
c) any person that, by virtue of their job, duties or position in the Company, in its controlling stockholders or in its controlled companies or affiliates may have knowledge regarding Material Information;
d) the spouse or partner or any other dependent included in the Income Tax Annual Adjustment Statement of the persons listed in letters “a” and “b”, including during the three (3)-month period after the date of their resignation or dismissal;
e) persons listed in letters “a”, “b”, “c” of this subitem who leave the Company or companies in which the Company is the sole controlling stockholder, for a period of three (3) months from the date of such leave; and
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f) the former management members of the company or its direct or indirect controlled companies who had been expatriated, as well as their respective spouses or partners and any other dependents included in the Income Tax Annual Adjustment Statement, including for a period of three (3) months after the date of the dismissal from the company to which they were expatriated.
3.2.1. The following are equivalent to Bound Persons:
a) companies or other institutions or entities of which Bound Persons are the sole quotaholders or stockholders or whose business decisions such Persons may be able to influence;
b) the investment funds in which the Related Persons influence trading decisions;
c) any legal entity directly or indirectly controlled by the Bound Persons; and
d) any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.
Duties and responsibilities of Bound Persons
3.3. The Bound Persons referred to in letter “(a)” and “(b)” of subitem 3.2, and only they, shall:
3.3.1. report to the Investor Relations Officer or, in his/her absence, to the Company’s CEO, any material act or fact which may come to their knowledge; and
3.3.2. report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.
Duty of confidentiality (subitem 6.2)
3.4. Bound Persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with subitem 6.2., as well as take measures to ensure that their subordinates and third parties in their confidence do so as well, standing jointly and severally liable with them in the event of non-compliance.
3.4.1. Any Bound Person that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, shall report immediately the unauthorized communication to the Investor Relations Officer, in order that he/she may take the appropriate measures.
Projection of results
3.5. The Company will disclose the projections, on an annual basis, of value drivers on the Reference Form, conference calls on results and the Management Discussion and Analysis Report (MD&A). The schedule for the disclosure of the projections will be determined based on management expectations.
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3.5.1. Any changes in the projections will be disclosed as material act or fact and updated in the Company’s Reference Form;
3.5.2. The Company will disclose the projections on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), to CVM and to B3 - Brasil, Bolsa, Balcão.
3.5.3.The Financial Department may review the contents of analysts’ reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate.
4. PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT AND AN ANNOUNCEMENT TO THE MARKET
A) Procedures for preparation
Participants
4.1. The document disclosing the material act or fact or announcement to the market shall be prepared by the Investor Relations Department in cooperation with the Corporate Legal Department, and with the departments involved in the operations originating the said disclosure. The document shall be duly reviewed by the Director of the department involved and by an Officer from the Legal Department and approved by the Investor Relations Officer. Every material act or fact should be sent for examination by the Disclosure and Trading Committee.
Standard for disclosure document
4.2. The document disclosing the material act or fact or announcement to the market should be clear and precise and use language easily understandable by the investing public.
B) Procedures for Disclosure
Recipients of the disclosure and bodies in charge
4.3. The Investor Relations Department will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:
a) to the CVM, to B3 - Brasil, Bolsa, Balcão, to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), and, as the case may be, to any other stock exchanges and over-the-counter markets; and
b) to the market in general, as explained in subitem 4.9.
4.3.1. Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it. The Press Office is the office responsible for maintaining contact with the media in general and talking with journalists.
Simultaneous disclosure
4.4. Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be
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simultaneously disclosed to the market(s) where the Company’s securities have been authorized to trade (subitem 3.1.3).
Timing of disclosure
4.5. The disclosure of a material act or fact or an announcement to the market should be made preferably after trading hours in those stock exchanges and over-the-counter markets where the Company’s securities have been authorized to trade. Where disclosure is necessary prior to the opening of the trading session, this should be made whenever possible at least one (1) hour before opening.
4.5.1. If the securities issued by the Company have been authorized to trade simultaneously in markets in different countries, disclosure of the material act or fact or the announcement to the market should be made, whenever possible, outside trading hours in all countries; in the event of incompatibility, the trading hours of the Brazilian market shall prevail.
Suspension of trading
4.6. Should it be imperative that the disclosure of a material act or fact take place during trading hours, provided that the request is made simultaneously, the Investor Relations Officer may request the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the Company or indexed to the same for as long as it takes to adequately disclose the Material Information.
Case for non-disclosure of a material act or fact
4.7. Material acts or facts may exceptionally not be disclosed if the controlling stockholders or management consider that such disclosure will put the legitimate interests of the Company at risk.
Immediate disclosure
4.7.1. The Investor Relations Officer will immediately disclose the material act or fact referred to in subitem 4.7 if control over the Material Information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the Company or indexed to the same, or if the CVM or the SEC orders the disclosure.
4.7.1.1. Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.
Rumors
4.8. The Company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities, or in response to official enquiries from regulatory or self-regulatory bodies.
Means and form of disclosure
4.9. Such market disclosure as is required by law will be made through the publication:
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a) on the website https://prnewswire.com.br (news portal having a page on the Worldwide Web that maintains a free-access section providing the information in full); or
b) in the newspaper “O Estado de S. Paulo”.
4.9.1. The material act of fact will also be disclosed on the Investor Relations website (www.itau.com.br/relacoes-com-investidores) and may be disclosed using the following means:
a) e-mail;
b) conference call;
c) public meeting with trade entities, investors, analysts, or other interested parties, in Brazil or abroad;
d) announcements to the press (press releases);
e) social media; and
f) news distribution mechanisms (newswires).
4.9.2. Disclosure through newspaper announcements (subitem 4.9, “b”) may be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of subitem 4.3.
4.9.3. The material act or fact shall be disclosed internally for the general knowledge of all.
Persons authorized to comment on the content of a material act or fact
4.10. The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the Company’s CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.
5. DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMIANNUAL AND ANNUAL RESULTS
Information regarding results
5.1. The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semiannual and annual results, duly audited, will be announced.
Preliminary information or advance disclosure
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5.2. Notwithstanding the dates established in subitem 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:
a) approve the disclosure of as-yet unaudited preliminary information regarding the Company’s quarterly, semiannual or annual results; or
b) approve advance disclosure of the Company’s duly audited quarterly- semiannual or annual results.
5.2.1. Quarterly- semiannual or annual results or statements disclosed shall be prepared in compliance with market-accepted accounting standards.
6. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
Purpose
6.1. The mechanisms for controlling the confidentiality of Material Information are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.
Duty of confidentiality
6.2. Bound Persons should keep confidential any Material Information until the disclosure thereof, and take care that such confidentiality is respected, making reference to the matter only to persons where there is a strict need for such persons to be cognizant thereof.
6.2.1. Bound Persons should maintain the means in which the Material Information is stored and transmitted (e-mails, files etc.) secure, preventing any type of unauthorized access, as well as restricting the sending of information to third parties in an inadequately protected manner. The Material Information should always be discussed in places that are restricted and not accessible to the public.
6.2.2. Bound Persons shall emphasize the responsibility and duty of confidentiality to those that are cognizant of undisclosed Material Information, underscoring the fact that such information should not be subject to comment even with their own family members.
6.2.3. The list of Bound Persons with cognizance of the information prior to its disclosure should be attached to the process which originated the material act or fact.
6.2.4. Any Bound Person that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by their obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (subitem 4.3, “a”) and to the market.
6.3. The company has an Internal Information Security Policy in which information is classified in accordance with the confidentiality and protection necessary for the following levels: Restricted (for example, a material fact), Confidential, Internal and Public. For this reason, the requirements related to the business, the sharing or restriction of access to information and the impact in the event of improper use of information should be considered.
7. ADHERENCE TO THE POLICY
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Means of adherence and authority in charge
7.1. Bound Persons shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.
7.1.1. Bound Persons mentioned in item 3.2, “c”, shall adhere to the POLICY and will be nominated by their respective executives, at least in the position of officer. The Compliance Department will validate, on an annual basis, the persons nominated by the Conduct Committees.
7.1.2. The registration of the Bound Persons will be the responsibility of the Compliance Department.
8. CONTROLLED COMPANIES
Policies for the disclosure of material acts or facts by publicly listed companies controlled by the Company
8.1. Publicly listed companies that are controlled solely by the company and lack a policy of their own for the disclosure of material acts or facts should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Resolution No. 44, dated August 23, 2021. The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.
9. POLICY VIOLATIONS
Sanctions
9.1. Failure to comply with the POLICY will render the violator subject to disciplinary sanctions, according to the Company’s internal rules and to those provided for in this item, without prejudice to the applicable administrative, civil or criminal sanctions.
9.1.1. It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate cases of POLICY violation, observing the following:
a) the persons referred to in letters “a” and “b” of subitem 3.2 will be subject to the sanctions resolved upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee; and
b) the persons referred to in letter “c” of subitem 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation.
Reporting of violations
9.2. Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee
This Policy was amended by the Board of Directors on May 26, 2022.
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ITAÚ UNIBANCO HOLDING S.A. POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS ATTACHMENT 1
TERM OF ADHERENCE FOR CONTROLLING STOCKHOLDERS, MANAGEMENT MEMBERS AND MEMBERS OF STATUTORY BODIES
..............................................[name and CPF].................................., the undersigned, in the capacity of a person subject to compliance with CVM Resolution No. 44/21, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.
You declare cognizance of their terms and of CVM Resolution No. 44/21 and undertake to fully comply with them.
You further declare:
(i) To be aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually and that any infractions arising from the violation of said policies will result in the application of the following measures: (i) a warning sanction for the first two infractions (constituting recidivism upon the second infraction) and (ii) depending on the gravity of the infraction, a sanction to be resolved upon by the Company’s Board of Directors.
(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and Trading Securities will be resolved upon by the Investor Relations Officer with the assistance of the Disclosure and Trading Committee.
That you will report to the Company should there be any changes in the information on your spouse or partner of whom you are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change.
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ITAÚ UNIBANCO HOLDING S.A. POLICY FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS ATTACHMENT 1
TERM OF ADHERENCE FOR EMPLOYEES
I, the undersigned, in the capacity of a person subject to compliance with CVM Resolution No. 44/21, hereby adhere to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.
I declare cognizance of their terms and of CVM Resolution No. 44/21 and undertake to fully comply with them.
I further declare to be aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually.
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